UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

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Other Information

Graphex Group Limited (OTC Expert Market) | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and American Depository Shares (“ADSs”) that are traded on the OTC Expert Market.

Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we published an announcement (“Announcement”) that, among other matters, stated that the HKSE has granted the Company a waiver to extend the grace period from 9 April 2026 to 30 June 2026 to appoint a female Independent Non-Executive Director to re-comply with the requirements under Rules 3.10(1), 3.10A, 3.21 and 13.92(2) of the Listing Rules.

The information provided in this Report described above is not complete and subject to the terms and provisions set forth in the Announcement (and the description herein are qualified in their entirety by reference to the Announcement). The Company also refers to its prior reports on Form 6-K on 15 January 2026, 5 February 2026 and 25 March, 2026 which furnished announcements by the Company under the Listing Rules. The information in this Report is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: April 16, 2026

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement by the Company dated 16 April 2026: Extension Of Time To Re-Comply With Rules 3.10(1), 3.10a, 3.21 And 13.92(2) Of The Rules Governing The Listing Of Securities On The Stock Exchange

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